BAKER HUGHES HOLDINGS LLC

BAKER HUGHES NETHERLANDS FUNDING COMPANY B.V.

BAKER HUGHES CO-OBLIGOR, INC.

17021 ALDINE WESTFIELD ROAD

HOUSTON, TEXAS 77073

December 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

Re:	Baker Hughes Holdings LLC Baker Hughes Netherlands Funding Company B.V. Baker Hughes Co-Obligor, Inc. Registration Statement on Form S-3 File No. 333-250065

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baker Hughes Holdings LLC, Baker Hughes Netherlands Funding Company B.V. and Baker Hughes Co-Obligor, Inc. (the “Registrants”), hereby request acceleration of effectiveness of their registration statement on Form S-3, as amended (File No. 333-250065) to 4:00 p.m. Eastern Daylight Time on December 8, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Shane Tintle of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Shane Tintle of Davis Polk & Wardwell LLP at (212) 450-4526 or shane.tintle@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Regina B. Jones
Chief Legal Officer Baker Hughes Holdings LLC

cc:	Shane Tintle, Davis Polk & Wardwell LLP